UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

Daniel M. Moore

Chief Administrative Officer

Syntel, Inc.

525 East Big Beaver Road, Suite 300

Troy, MI 48083

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103	13D

1.	Name of Reporting Persons Rakesh Vij
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 9,618,692*
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 9,618,692*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,618,692*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 23.2%
14.	Type of Reporting Person (See Instructions) IN

*	The common stock with respect to which Mr. Vij shares voting and dispositive power includes (i) 4,659,346 shares held by the NS Trust dated February 28, 1997 I (“Trust I”), (ii) 4,659,346 shares held by the NS Trust dated February 28, 1997 II (“Trust II”), (iii) 75,000 shares held by the BD Trust dated May 17, 1997 III (“Trust III”), (iv) 75,000 shares held by the BD Trust dated May 17, 1997 IV (“Trust IV”), (v) 75,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), and (vi) 75,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), over each of which Mr. Vij acts as co-trustee (Trust I, Trust II, Trust III, Trust IV, Trust V, and Trust VI are collectively referred to herein as the “Trusts”). Mr. Vij disclaims beneficial ownership of the 9,618,692 shares held by such trusts.

CUSIP No. 87162H103	13D

1.	Name of Reporting Persons Parashar Ranade
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 1,000
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87162H103	13D

1.	Name of Reporting Persons NS Trust dated February 28, 1997 I
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Florida Irrevocable Trust

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 4,659,346
8. Shared Voting Power -0-
9. Sole Dispositive Power 4,659,346
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,659,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87162H103	13D

1.	Name of Reporting Persons NS Trust dated February 28, 1997 II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Florida Irrevocable Trust

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 4,659,346
8. Shared Voting Power -0-
9. Sole Dispositive Power 4,659,346
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,659,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2005, as amended by Amendment No. 3 filed on February 15, 2006 on behalf of the undersigned, previously excluding Rakesh Vij (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This Amendment No. 4 to Schedule 13D is being filed by (i) Rakesh Vij, (ii) Parashar Ranade, (iii) the NS Trust dated February 28, 1997 I (“Trust I”), and (iv) the NS Trust dated February 28, 1997 II (“Trust II”). Trust I and Trust II are collectively referred to as the “Reporting Trusts”. Mr.Vij, Mr. Ranade, and the Reporting Trusts are collectively referred to as “Reporting Persons”. Mr. Ranade and the Reporting Trusts’ address is c/o 701 Brickell Avenue, Suite 870, Miami, Florida 33131. Mr. Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Mr. Vij’s business address. Mr. Vij and Mr. Ranade are both citizens of the United States of America. Each of the Reporting Trusts are Florida irrevocable trusts.

During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended as follows:

Solely for administrative convenience, Rakesh Vij was appointed as co-trustee of Trust I and Trust II on August 6, 2009.

Solely for administrative convenience, Parashar Ranade was removed as co-trustee of Trust I and Trust II on August 6, 2009.

As of the date of this Schedule 13D, the Reporting Persons do not have any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Schedule 13D, Trust I beneficially owns 4,659,346 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock, based on the number of Common Stock outstanding on June 30, 2009 as reported in the Issuer’s most recently available Quarterly Report on Form 10-Q), Trust II beneficially owns 4,659,346 shares of Common Stock of the Issuer (approximately 11.2% of the outstanding shares of Common Stock).

Mr. Vij is currently deemed to beneficially own 9,618,692 shares of Common Stock of the Issuer indirectly as co-trustee of the Trusts. Mr. Vij’s deemed indirect beneficial ownership represents approximately 23.2% of the outstanding shares of Common Stock of the Issuer. Mr. Vij disclaims beneficial ownership of the 9,618,692 shares of Common Stock of the Issuer held by the Trusts.

Mr. Ranade currently owns 1,000 shares of Common Stock of the Issuer directly. Mr. Ranade is no longer deemed to beneficially own shares of Common Stock of the Issuer indirectly as he is no longer a co-trustee of the Trusts. Mr. Ranade’s direct ownership represents less than 0.1% of the outstanding shares of Common Stock of the Issuer.

(b) Number of shares of Issuer Common Stock as to which Trust I has:

(i)	Sole power to vote or direct the vote	4,659,346
(ii)	Shared power to vote or direct the vote	0
(iii)	Sole power to dispose or to direct the disposition	4,659,346
(iv)	Shared power to dispose or direct the disposition	0

Number of shares of Issuer Common Stock as to which Trust II has:

(i)	Sole power to vote or direct the vote	4,659,346
(ii)	Shared power to vote or direct the vote	0
(iii)	Sole power to dispose or to direct the disposition	4,659,346
(iv)	Shared power to dispose or direct the disposition	0

Number of shares of Issuer Common Stock as to which Mr. Vij has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or direct the vote	9,618,692
(iii)	Sole power to dispose or to direct the disposition	0
(iv)	Shared power to dispose or direct the disposition	9,618,692

Number of shares of Issuer Common Stock as to which Mr. Ranade has:

(i)	Sole power to vote or direct the vote	1,000
(ii)	Shared power to vote or direct the vote	0
(iii)	Sole power to dispose or to direct the disposition	1,000
(iv)	Shared power to dispose or direct the disposition	0

Where Mr. Vij has the shared power to vote or direct the vote and dispose or direct the disposition of the above noted shares of Common Stock, he shares that power with either Bharat Desai or Neerja Sethi, as co-trustees of the Trusts. Bharat Desai’s address is 701 Brickell Avenue, Suite 870, Miami, Florida 33131 and his principal occupation is Chairman of the Issuer. Neerja Sethi’s address is 701 Brickell Avenue, Suite 870, Miami, Florida 33131 and her principal occupation is Vice President, Corporate Affairs of the Issuer. During the past five years, neither Bharat Desai nor Neerja Sethi have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Bharat Desai and Neerja Sethi are both citizens of the United States of America.

(c) No transactions involving Issuer Common Stock were effected by the Reporting Persons within the sixty days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended as follows:

Pursuant to the terms of Trust I, Trust II, the NS Trust dated May 17, 1997 V, and the NS Trust dated May 17, 1997 VI, Mr. Vij and Mr. Desai, as co-trustees for each of such trusts, share joint authority to direct the voting and disposition of the shares of Common Stock owned by such trusts.

Pursuant to the terms of the BD Trust dated May 17, 1997 III and the BD Trust dated May 17, 1997 IV, Mr. Vij and Ms. Sethi, as co-trustees for each of such trusts, share joint authority to direct the voting and disposition of the shares of Common Stock owned by such trusts.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended as follows:

Exhibit 1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: August 7, 2009

/s/ Rakesh Vij
Rakesh Vij

/s/ Parashar Ranade
Parashar Ranade

NS Trust dated February 28, 1997 I

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee

NS Trust dated February 28, 1997 II

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them pursuant to Rule 13d-1 (k) (1) (iii). This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall together constitute one instrument.

Dated: August 7, 2009

/s/ Rakesh Vij
Rakesh Vij

NS Trust dated February 28, 1997 I

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee

NS Trust dated February 28, 1997 II

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee